FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated September 16, 2009 regarding Hitachi’s comments on the article of its equity-method affiliate
2.	Press release dated September 16, 2009 regarding announcement on the decision on interim dividend
3.	Press release dated September 16, 2009 regarding correction of “NEC Electronics and Renesas to Integrated Business Operation”
4.	Press release dated September 16, 2009 regarding NEC Electronics and Renesas’ definitive agreement on business integration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date September 17, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Comments on the Article of its equity-method affiliate

Tokyo, September 16, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) commented on news article that reported business integration relating Renesas Technology Corp., Hitachi’s equity–method affiliate. This article wasn’t based on Hitachi’s decision or disclosure.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces the Decision on Interim Dividend

Tokyo, September 16, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that the Board of Directors decided not to pay the interim dividend for fiscal 2009 (record date: September 30, 2009) taking into account Hitachi’s business forecast, etc.

(Reference) Dividends for the fiscal year ended March 31, 2009

	Interim dividend	Year-end dividend	Annual dividend
Dividends	3 yen per share	0 yen per share	3 yen per share

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

FOR IMMEDIATE RELEASE

CORRECTION: “NEC Electronics and Renesas to Integrated Business Operation”

KAWASAKI, Japan, TOKYO, Japan, September 16, 2009 — NEC Electronics Corporation (NEC Electronics; TSE: 6723), Renesas Technology Corp. (Renesas), NEC Corporation (NEC; TSE: 6701), Hitachi, Ltd. (Hitachi; TSE: 6501 / NYSE: HIT), and Mitsubishi Electric Corporation (Mitsubishi Electric; TSE: 6503) today announced a correction of its April 27, 2009 press release entitled “NEC Electronics and Renesas to Integrated Business Operation”. In related announcement, NEC Electronics, Renesas, NEC, Hitachi and Mitsubishi Electric amended figures of Renesas’ Business results.

The corrected figures are underlined.

4. Outline of NEC Electronics and Renesas Technology

(16) Business Performance

	(Unit: ¥1 million)
	Renesas (Consolidated, Japan-GAAP)
Fiscal Year Ending	March 31, 2006		March 31, 2007		March 31, 2008
	(A)	(B)	(A)	(B)	(A)	(B)
Net Sales	906,038	906,038	952,590	952,590	950,519	950,519
Operating Income (Loss)	13,124	13,369	23,482	23,644	43,592	43,480
Ordinary Income (Loss)	2,194	2,518	15,722	15,931	28,694	29,215
Income (Loss) before Income Taxes	(9,835)	(9,835)	13,275	13,275	28,171	28,171
Net Profit (Loss)	(2,470)	(2,470)	8,738	8,738	9,468	9,468
Net Income (Loss) Per Share (¥)	(493.92)	(493.92)	1,747.52	1,747.52	1,893.64	1,893.64
Dividend Per Share (¥)	—	—	—	—	—	—
Net Assets Per Share (¥)	63,354.90	63,354.90	65,735.31	65,735.31	66,623.71	66,623.71

(A): Original (B): Corrected

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handset, PC peripheral, automotive and digital consumer markets, and multi-market solutions for a wide range of customer applications. NEC Electronics Corporation has subsidiaries worldwide including NEC Electronics America, Inc. and NEC Electronics (Europe) GmbH. For additional information about NEC Electronics worldwide, visit www.necel.com.

About Renesas Technology Corp.

Renesas Technology Corp. is the world’s No.1 supplier of microcontrollers and one of the world’s leading semiconductor system solutions providers for mobile, automotive and PC/AV (Audio Visual) markets. It is also a leading provider of Power MOSFETs, Smart Card microcontrollers, RF-ICs, High Power Amplifiers, Mixed Signal ICs, System-on-Chip (SoC), System-in-Package (SiP) and more. Established in 2003 as a joint venture between Hitachi, Ltd. (TSE:6501, NYSE:HIT) and Mitsubishi Electric Corporation (TSE:6503), Renesas Technology achieved consolidated revenue of 702.7 billion JPY in FY2008 (end of March 2009). Renesas Technology is based in Tokyo, Japan and has a global network of manufacturing, design and sales operations in 16 countries with 25,000 employees worldwide. For further information, please visit http://www.renesas.com

About NEC Corporation

NEC Corporation is one of the world’s leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of a diversified global base of customers. NEC delivers tailored solutions in the key fields of computer, networking and electron devices, by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 150,000 people worldwide. For additional information, please visit the NEC website at: http://www.nec.com.

About Hitachi

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Mitsubishi Electric

With over 80 years of experience in providing reliable, high-quality products to both corporate clients and general consumers all over the world, Mitsubishi Electric Corporation (TOKYO: 6503) is a recognized world leader in the manufacture, marketing and sales of electrical and electronic equipment used in information processing and communications, space development and satellite communications, consumer electronics, industrial technology, energy, transportation and building equipment. The company recorded consolidated group sales of 3,665.1 billion yen (US$ 37.4 billion*) in the fiscal year ended March 31, 2009. For more information visit http://global.mitsubishielectric.com

*	At an exchange rate of 98 yen to the US dollar, the rate given by the Tokyo Foreign Exchange Market on March 31, 2009.

###

NEC Electronics and Renesas Reach a Definitive Agreement

on Business Integration

KAWASAKI, Japan, TOKYO, Japan, September 16, 2009 — NEC Electronics Corporation (NEC Electronics; TSE: 6723), Renesas Technology Corp. (Renesas), NEC Corporation (NEC; TSE: 6701), Hitachi, Ltd. (Hitachi; TSE: 6501 / NYSE: HIT), and Mitsubishi Electric Corporation (Mitsubishi Electric; TSE: 6503) today announced that they have signed a definitive agreement to integrate business operations at NEC Electronics and Renesas (the “Business Integration”). The Business Integration will become effective following the adoption of the resolutions at the Extraordinary General Meeting of Shareholders of NEC Electronics and Renesas and approval by authorities concerned.

As a condition to the Business Integration, Renesas will issue shares of Renesas common stock to Hitachi and Mitsubishi Electric, the sole shareholders of Renesas, in exchange for a total of 78 billion yen before the effective date of the Business Integration (the “Pre-merger Capital Injection”). In addition, on the effective date of the Business Integration (scheduled to be April 1, 2010), the integrated company after the Business Integration (the “Integrated Company”) will issue shares of its common stock to NEC, Hitachi, and Mitsubishi Electric in exchange for a total of approximately 122 billion yen (the “Post-merger Capital Injection”).

1. Goals of Business Integration

Both as leading semiconductor companies, NEC Electronics and Renesas provide a wide variety of semiconductor solutions, primarily specializing in microcontroller units (MCUs). In light of fierce global competition and structural changes triggered by the rapid expansion of emerging markets in the semiconductor market, NEC Electronics and Renesas have been exploring the possibility of the Business Integration after signing a basic agreement on April 27, 2009, in order to further strengthen their business foundations and technological assets, while increasing corporate value through enhanced customer satisfaction.

The Integrated Company will provide globally competitive products in its three major product groups, MCUs, SoCs, and discrete products, by concentrating its development resources to further strengthen the companies’ respective advantages. The Integrated Company aims to expand its business by offering complete solutions that extend the three major groups to best fit the requirement of customers of all kinds of industries.

In order to address the ongoing challenges of the current economic downturn, NEC Electronics and Renesas will each continue to execute structural reform plans in order to strengthen their business frameworks. The two companies will integrate their operations and generate synergies to establish a powerful new semiconductor company that is capable of consistently achieving high earnings in order to withstand changing semiconductor market conditions.

2. Outline of Business Integration

(1)	Schedule of Business Integration

Signing of basic agreement	April 27, 2009

Signing of definitive agreement	September 16, 2009

Signing of merger agreement	By mid-January 2010

Shareholders meetings for approval of merger agreement	February 2010 (planned)

Effective date of merger	April 1, 2010 (planned)

(2)	Structure of Business Integration

The merger will be effective with NEC Electronics being the surviving entity.

(3)	Integration Ratio (Ratio between equity value of NEC Electronics and that of Renesas after completion of the Pre-merger Capital Injection)

	NEC Electronics	Renesas
Integration Ratio	1	1.189

Note 1: For the Business Integration, NEC Electronics will issue a total of approximately 146.84 million common shares to the Renesas common shareholders based on a merger ratio that will be calculated in accordance with the Integration Ratio set forth in 2-(3) above.

Note 2: The Integration Ratio represents the ratio between the total number of the NEC Electronics common shares outstanding (not including the potential shares) immediately before the Business Integration and the total number of the NEC Electronics common shares to be allocated to the Renesas shareholders as a result of the Business Integration, based on the assumption that the Pre-merger Capital Injection is funded before the Business Integration. The ratio of the number of the NEC Electronics common shares to be issued to the Renesas shareholders in exchange for a share of the Renesas common stock as a result of the Business Integration (i.e., merger ratio) will be determined at the time the merger agreement is signed.

Note 3: In accordance with Art. 124 §4 of the Corporation Law, Hitachi and Mitsubishi Electric, the new shareholders of the Integrated Company after the Business Integration, will be entitled to vote at the ordinary shareholders meeting of the Integrated Company which is scheduled to be held in June 2010.

(4)	Reinforcement of capital

As a condition to the Business Integration, Renesas will issue shares of Renesas common stock to Hitachi and Mitsubishi Electric, the sole shareholders of Renesas, in exchange for an aggregate of 78 billion yen before the effective date of the Business Integration. In addition, on the effective date of the Business Integration (scheduled to be April 1, 2010), the Integrated Company will issue shares of its common stock to NEC, Hitachi, and Mitsubishi Electric in exchange for an aggregate of approximately 122 billion yen.

Note: Depending on the business result of NEC Electronics for the first half of the fiscal year ending March 31, 2010, the amount of the Pre-merger Capital Injection could be reduced and the amount of the Post-merger Capital Injection could be increased keeping the Integration Ratio as 1:1.189.

(5)	Notes on share acquisition rights and bonds with share acquisition rights of Renesas:

None

3. Basis and Process of Calculation of Integration Ratio and Relationship with Financial Advisors:

Please refer to Exhibit 1 “Basis and Process of Calculation of the Integration Ratio” hereto.

4. Outline of NEC Electronics and Renesas

(1)	Company Name	NEC Electronics Corporation (Surviving entity)	Renesas Technology Corp.

(2)	Major Operations	R&D, manufacture, sale, and servicing of semiconductor devices mainly on system LSIs	Development, design, manufacture, sale, and servicing of SoC products such as MCUs, logic devices, and analog devices; discrete semiconductor products; and memory products such as SRAM

(3)	Established	November 1, 2002	April 1, 2003

(4)	Headquarters	Kawasaki City, Kanagawa Prefecture, Japan	Chiyoda-ku, Tokyo, Japan

(5)	Representative	Junshi Yamaguchi, President and CEO	Katsuhiro Tsukamoto, Representative Director, Chairman Yasushi Akao, Representative Director, President

(6)	Capital	¥85.955 billion (As of March 31, 2009)	¥77 billion (As of March 31, 2009)

(7)	Number of Stocks Issued	123.5 million (As of March 31, 2009)	5.54 million (As of March 31, 2009)

(8)	Net Assets	¥128.130 billion (As of March 31, 2009)	¥176.888 billion (As of March 31, 2009)

(9)	Total Assets	¥482.545 billion (As of March 31, 2009)	¥682.937 billion (As of March 31, 2009)

(10)	End of FY	March 31	March 31

(11)	Employees	22,476 (Consolidated, As of March 31, 2009)	25,000 (Consolidated, As of March 31, 2009)

(12)	Major Customers	Electronic equipment manufacturers, Semiconductor production equipment manufacturers, Semiconductor materials manufacturers	Electronic equipment manufacturers, Semiconductor production equipment manufacturers, Semiconductor materials manufacturers

(13)	Major Stockholders and Ownership Ratios	NEC Corporation: 65.02% Japan Trustee Services Bank, Ltd. (Re-trust of The Sumitomo Trust and Banking Co., Ltd. / NEC Corporation pension and severance payments Trust Account): 5.02% (Note 1)	Hitachi, Ltd.: 55% Mitsubishi Electric Corporation: 45%

(14)	Main Banks	Sumitomo Mitsui Banking Corporation	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Ltd.

(15)	Present Relationship between Corporate Parties

	Capital Ties	Renesas owns 100 shares of stock in NEC Electronics.

	Personal Ties	No relevant items

	Business Relationship	NEC Electronics outsources some production processes to Renesas Northern Japan Semiconductor, Inc., a consolidated subsidiary of Renesas.

	Relevant Circumstances of Related Parties	No relevant items

(16)	Business Performance for the last three years

	(Unit: ¥1 million except for otherwise expressly stated herein)
	NEC Electronics (Consolidated, US-GAAP) (Note 2)			Renesas (Consolidated, Japan-GAAP)
Fiscal Year Ending	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2007	March 31, 2008	March 31, 2009
Net Sales	692,280	687,745	546,470	952,590	950,519	702,739
Semiconductor Sales	659,733	653,275	521,735	—	—	—
Operating Income (Loss)	-28,557	5,094	-68,355	23,644	43,480	-96,573
Ordinary Income (Loss)	—	—	—	15,931	29,215	-102,799
Income (Loss) before Income Taxes	-35,375	-3,252	-89,335	13,275	28,171	-136,656
Net Profit (Loss)	-41,500	-15,995	-82,625	8,738	9,468	-203,257
Net Income (Loss) Per Share (¥)	-336.04	-129.52	-669.04	1,747.52	1,893.64	-40,627.31
Dividend Per Share (¥)	0	0	0	0	0	0
Net Assets Per Share (¥)	2,146.32	1,839.20	1,037.51	65,735.31	66,623.71	31,497.69

Note 1: 5.02% of shares which are owned Japan Trustee Services Bank, Ltd. (Re-trust of The Sumitomo Trust and Banking Co., Ltd. / NEC Corporation pension and severance payments Trust Account) were shares that were contributed by NEC as severance indemnities trusts. The voting rights of such shares will be exercised at the instruction of NEC.

Note 2: NEC Electronics’ consolidated financial information until FY 09/3 is in accordance with U.S. GAAP. However, the figure for operating income shown above represents net sales minus the cost of sales, research and development expenses, and selling, general and administrative expenses. The figure for net assets per share shown above represents shareholders’ equity per share.

5. Outline of the Integrated Company

(1)	Company Name	Renesas Electronics Corporation (Tentative name) Note: Please refer to the attached exhibit 2 for the corporate logo of the new company.

(2)	Headquarters	Kawasaki City, Kanagawa Prefecture, Japan

(3)	Representative	Junshi Yamaguchi, Chairman Yasushi Akao, President Note: Please refer to the attached exhibit 3 for the representative of the new company.

(4)	Major Operations	Research, development, design, manufacture, sale, and servicing of semiconductor products

(5)	Capital	To be determined

(6)	End of FY	March 31

(7)	Net Assets	To be determined

(8)	Total Assets	To be determined

(9)	Accounting Method	To be informed upon determination

(10)	Business Prospects	To be informed upon determination

6. Outline of the third-party allotment of new shares after Business Integration

(1)	Outline of Post-merger Capital Injection

(1)	Issuer	Renesas Electronics Corporation (Tentative name)

(2)	Date of issuance	April 1, 2010 (Note 1)

(3)	Number of new shares to be issued	133,042,532 of common shares

(4)	Issue price	917 yen

(5)	Total proceeds	122,000,001,884 yen

(6)	Purchaser	Third-party allotment (NEC: 54,525,628 shares, Hitachi: 43,184,297 shares, Mitsubishi Electric: 35,332,607 shares)

(7)	Others	None

Note 1: The new shares will be issued at the same date as the effective date of Business Integration. The schedule is subject to change based upon the effective date of the Business Integration.

Note 2: The figures of number of shares issued, number of allotted shares, and total proceeds are subject to increase based on the business results of NEC Electronics for the first half of the fiscal year ending March 31, 2010.

Note 3: In accordance with Art. 124 §4 of the Corporation Law, on the day of the ordinary shareholders meeting of the Integrated Company which is scheduled to be held in June 2010, NEC, Hitachi and Mitsubishi Electric will acquire voting rights of the new Integrated Company.

(2)	Major stockholders and ownership ratio of Renesas Electronics Corporation after the execution of the Business Integration and the third-party allotment

NEC Corporation	33.42%

Hitachi, Ltd.	30.73%

Mitsubishi Electric Corporation	25.14%

Japan Trustee Services Bank, Ltd. (Note)	1.54%

(Trust Account from The Sumitomo Trust and Banking Co., Ltd. for retirement benefit Trust Account of NEC Corporation)

Note: 1.54% of shares which are owned by Japan Trustee Services Bank, Ltd. (Re-trust of The Sumitomo Trust and Banking Co., Ltd./NEC Corporation pension and severance payments Trust Account) were shares that were contributed by NEC as severance indemnities trusts. The voting rights of such shares will be exercised at the instruction of NEC.

7. Changes in significant parent company and major stockholders at NEC Electronics and changes in significant subsidiaries at NEC:

Please refer to “6. Outline of the third-party allotment of new shares after Business Integration” for major stockholders and ownership ratio of NEC Electronics after the execution of the Business Integration (i.e. Renesas Electronics Corporation) and the third-party allotment of new shares. NEC will no longer be the parent company of NEC Electronics, as it is no longer the majority stockholder. NEC, Hitachi, and Mitsubishi Electric will become the major stockholders of NEC Electronics.

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handset, PC peripheral, automotive and digital consumer markets, and multi-market solutions for a wide range of customer applications. NEC Electronics Corporation has subsidiaries worldwide including NEC Electronics America, Inc. and NEC Electronics (Europe) GmbH. For additional information about NEC Electronics worldwide, visit www.necel.com.

About Renesas Technology Corp.

Renesas Technology Corp. is the world’s No.1 supplier of microcontrollers and one of the world’s leading semiconductor system solutions providers for mobile, automotive and PC/AV (Audio Visual) markets. It is also a leading provider of Power MOSFETs, Smart Card microcontrollers, RF-ICs, High Power Amplifiers, Mixed Signal ICs, System-on-Chip (SoC), System-in-Package (SiP) and more. Established in 2003 as a joint venture between Hitachi, Ltd. (TSE:6501, NYSE:HIT) and Mitsubishi Electric Corporation (TSE:6503), Renesas Technology achieved consolidated revenue of 702.7 billion JPY in FY2008 (end of March 2009). Renesas Technology is based in Tokyo, Japan and has a global network of manufacturing, design and sales operations in 16 countries with 25,000 employees worldwide. For further information, please visit http://www.renesas.com

About NEC Corporation

NEC Corporation is one of the world’s leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of a diversified global base of customers. NEC delivers tailored solutions in the key fields of computer, networking and electron devices, by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 150,000 people worldwide. For additional information, please visit the NEC website at: http://www.nec.com.

About Hitachi

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Mitsubishi Electric

With over 80 years of experience in providing reliable, high-quality products to both corporate clients and general consumers all over the world, Mitsubishi Electric Corporation (TOKYO: 6503) is a recognized world leader in the manufacture, marketing and sales of electrical and electronic equipment used in information processing and communications, space development and satellite communications, consumer electronics, industrial technology, energy, transportation and building equipment. The company recorded consolidated group sales of 3,665.1 billion yen (US$ 37.4 billion*) in the fiscal year ended March 31, 2009. For more information visit http://global.mitsubishielectric.com

*	At an exchange rate of 98 yen to the US dollar, the rate given by the Tokyo Foreign Exchange Market on March 31, 2009.

Exhibit 1: Basis and Process of Calculation of the Integration Ratio

(1) Basis and Process of Calculation

The Integration Ratio under the Business Integration was determined by NEC Electronics, Renesas, NEC, Hitachi and Mitsubishi Electric after discussions and negotiations as well as consideration of various factors, including the financial results, the assets, liabilities and prospects of NEC Electronics and Renesas, the benefits of the Business Integration and the capital increases described above, and the financial analyses performed by the financial advisors to NEC Electronics and Renesas.

NEC Electronics selected Goldman Sachs Japan Co., Ltd. (“Goldman Sachs”) and Daiwa Securities SMBC Co. Ltd. (“Daiwa SMBC”), and Renesas selected Mitsubishi UFJ Securities, Co. Ltd. (“Mitsubishi UFJ Securities”), and Mizuho Securities Co., Ltd. (“Mizuho Securities”) as their respective financial advisors in each case, and in order to support the fairness of the calculation of the Integration Ratio, NEC Electronics requested Goldman Sachs and Renesas requested Mitsubishi UFJ Securities to perform financial analyses relating to the Integration Ratio under the Business Integration.

Goldman Sachs performed a comparable companies analysis and a discounted cash flow analysis based upon publicly available information and projections prepared by NEC Electronics management, as approved for Goldman Sachs’ use by NEC Electronics. No company used in the comparable companies analysis as a comparison is directly comparable to NEC Electronics and Renesas. The results of Goldman Sachs’ respective analyses are shown below.

	Analysis Method	Range of Integration Ratio
1	Comparable Companies Analysis	0.591 ~ 1.310
2	Discounted Cash Flow Analysis	1.162 ~ 1.410

The ranges of the Integration Ratio are for a number of NEC Electronics shares to be issued to Hitachi and Mitsubishi Electric as a result of the Business Integration stated as a multiple of the number of NEC Electronics shares outstanding immediately before the Business Integration, assuming that the Pre-merger Capital Injection has been funded. Goldman Sachs also performed a contribution analysis and an accretion / dilution analysis. Goldman Sachs reviewed and considered such analyses as a whole in preparing its opinion and did not attribute any particular weight to any factor or analysis considered by it.

Goldman Sachs delivered to NEC Electronics a written opinion, approved by a fairness committee of Goldman, Sachs & Co., that, as of September 16, 2009, and based upon and subject to certain limitations and conditions, including the factors, assumptions and procedures set forth therein and described below in Note 1, the Integration Ratio in connection with the Business Integration pursuant to the definitive agreement was fair from a financial point of view to NEC Electronics. Goldman Sachs provided its advisory services and the opinion solely for the information and assistance of the Board of Directors of NEC Electronics in connection with its consideration of the Business Integration and such opinion does not constitute a recommendation as to how any shareholder of NEC Electronics should vote with respect to the transactions contemplated by the definitive agreement or any other matter. Goldman Sachs did not recommend any specific Integration Ratio to NEC Electronics or its board of directors or that any specific Integration Ratio constituted the only appropriate Integration Ratio. Please refer to Note 1 below for a more detailed description about the assumptions and disclaimers for the analyses and opinion of Goldman Sachs.

Goldman Sachs’ analyses and opinion are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, September 16, 2009 and Goldman Sachs has assumed no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after such date. The quantitative information used in Goldman Sachs’ financial analysis, to the extent it is based on market data, is based on market data as it existed on or before September 10, 2009 and is not necessarily indicative of current market conditions.

Mitsubishi UFJ Securities has adopted the discounted cash flow method (the “DCF Method”), as well as the comparable peer company method (the “Comparable Peer Company Method”) and contribution analysis (the “Contribution Analysis”), for calculating the integration ratio. The results of the calculations based on each method are as follows. The calculation range below shows the ratio of equity value for NEC Electronics and Renesas prior to the Business Integration, assuming that the Pre-Merger Capital Injection, equivalent to 78 billion yen, is funded before the Business Integration, as described in 2.(4) above.

	Adopted Method	Calculation Range of Integration Ratio
(1)	DCF Method	0.64 - 1.29
(2)	Comparable Peer Company Method	0.58 - 1.50
(3)	Contribution Analysis	0.68 - 1.32

Mitsubishi UFJ Securities has used the information provided by NEC Electronics and Renesas, in addition to publicly available information, to conduct its analysis. Mitsubishi UFJ Securities has not conducted any independent verification of the accuracy and completeness of this information, but rather has assumed that all such materials and information are accurate and complete. In addition, Mitsubishi UFJ Securities has not made any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either party or their affiliates, nor has Mitsubishi UFJ Securities independently analyzed or assessed each individual asset and liability. Mitsubishi UFJ Securities has not appointed any third party for appraisal or assessment. Mitsubishi UFJ Securities calculated the integration ratio based on information and economic conditions as of September 10, 2009, and Mitsubishi UFJ Securities assumes that the financial projections (including the profit plan and other information) reported by NEC Electronics and Renesas have been rationally prepared on the basis of the best possible estimates and judgment currently available from the management of each of NEC Electronics and Renesas.

Furthermore, Renesas obtained a written opinion from Mitsubishi UFJ Securities dated as of September 15, 2009, stating that from a financial point of view, the agreed Integration Ratio is fair to the shareholders of Renesas, subject to the conditions set forth hereunder and certain other conditions.

(2) Relationship with Financial Advisors

Goldman Sachs and Daiwa SMBC, the financial advisors to NEC Electronics, are not a Related Party of NEC Electronics or Renesas, and have no material interest in the Business Integration. Please refer to Note 1 below for a more detailed description.

Furthermore, Mitsubishi UFJ Securities and Mizuho Securities, the financial advisers of Renesas, do not fall under the category of “related parties” in relation to NEC Electronics and Renesas, and Mitsubishi UFJ Securities is not a material interested party that must be disclosed in conjunction with the Business Integration.

(Note 1)	Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, NEC Electronics, Renesas, NEC, Hitachi, Mitsubishi Electric and any of their respective affiliates or any currency or commodity that may be involved in the transactions contemplated by the definitive agreement for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to NEC Electronics in connection with, and has participated in certain of the negotiations leading to, the Business Integration. Goldman Sachs expects to receive fees for its services in connection with the transactions contemplated by the definitive agreement, a portion of which is contingent upon consummation of the Business Integration, and NEC Electronics has agreed to reimburse Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. In addition, Goldman Sachs has provided certain investment banking and other financial services to NEC Electronics and its affiliates from time to time. Goldman Sachs also may provide investment banking and other financial services to NEC Electronics, Renesas, NEC, Hitachi, Mitsubishi Electric and their respective affiliates in the future. In connection with the above-described services, Goldman Sachs has received, and may receive, compensation.

In connection with rendering the opinion and performing its related financial analyses, Goldman Sachs reviewed, among other things, the definitive agreement; the annual securities reports (Yuka Shoken Hokokusyo) of NEC Electronics for the three fiscal years ended March 31, 2009; certain interim reports to stockholders and the quarterly securities reports (Shi-hanki Hokokusyo) of NEC Electronics; certain other communications from NEC Electronics and Renesas to their respective stockholders and the public; certain publicly available research analyst reports for NEC Electronics; certain audited financial statements of Renesas for the fiscal year ended March 31, 2009 and unaudited financial statements of Renesas for the two fiscal years ended March 31, 2008 and the quarter ended June 30, 2009; certain internal financial analyses and forecasts for Renesas prepared by its management; and certain internal financial analyses and forecasts for NEC Electronics prepared by its management, both stand-alone and giving effect to the Transactions, and certain financial analyses and forecasts for Renesas prepared by the management of NEC Electronics, in each case as approved for Goldman Sachs’ use by NEC Electronics (the “Forecasts”), including certain cost savings and operating synergies projected by the managements of NEC Electronics and Renesas to result from the transactions contemplated by the definitive agreement as approved for Goldman Sachs’ use by NEC Electronics (the “Synergies”). Goldman Sachs also held discussions with members of the senior managements of NEC Electronics and Renesas regarding their assessment of the past and current business operations, financial condition and future prospects of Renesas and the strategic rationale for, and the potential benefits of, the transactions contemplated by the definitive agreement, and with the members of senior management of NEC Electronics regarding their assessment of the past and current business operations, financial condition and future prospects of NEC Electronics. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of NEC Electronics common stock, compared certain financial and stock market information for NEC Electronics and certain financial information for Renesas with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor industry specifically and performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

In connection with rendering the opinion and performing its related financial analyses, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it and does not assume any liability for any such information. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of NEC Electronics or Renesas or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. In addition, Goldman Sachs assumed that the transactions contemplated by the definitive agreement, including the Pre-merger Capital Injection and the Post-merger Capital Injection, will be consummated in accordance with their respective terms set forth in the definitive agreement, without any waiver or modification of any term or condition the effect of which will have any adverse effect on NEC Electronics or Renesas or on the expected benefits of the transactions contemplated by the definitive agreement in anyway meaningful to its analysis. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the definitive agreement will be obtained without any adverse effect on NEC Electronics or Renesas or on the expected benefits of the transactions contemplated by the definitive agreement in any way meaningful to Goldman Sachs’ analysis. In addition, Goldman Sachs also assumed with NEC Electronics’ consent that the Forecasts, including the Synergies, had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of NEC Electronics and Renesas. Goldman Sachs did not express any opinion on the impact of the transactions contemplated by the definitive agreement on the solvency or viability of NEC Electronics or Renesas or the ability of any of NEC Electronics or Renesas to pay its obligations when they come due, nor does Goldman Sachs express an opinion on any legal, regulatory, tax or accounting matters. In addition, Goldman Sachs did not express any opinion that addresses the underlying business decision of NEC Electronics to engage in the transactions contemplated by the definitive agreement or the relative merits of the transactions contemplated by the definitive agreement as compared to any strategic alternatives that may be available to NEC Electronics. NEC Electronics informed Goldman Sachs, and Goldman Sachs has assumed, that the shares of common stock of NEC Electronics will continue to be listed on the first section of the Tokyo Stock Exchange following consummation of the Business Integration.

Goldman Sachs’ opinion addresses only the fairness from a financial point of view of the Integration Ratio in connection with the Business Integration pursuant to the definitive agreement to NEC Electronics as of the date of the opinion. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the definitive agreement or the transactions contemplated thereby, including, without limitation, the fairness of the transactions contemplated by the definitive agreement to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of NEC Electronics or Renesas; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of NEC Electronics or Renesas, or class of other persons in connection with the transactions contemplated by the definitive agreement, whether relative to the Integration Ratio in connection with the Business Integration or otherwise. In addition, Goldman Sachs has not expressed any view on, and its opinion does not address any term of the Pre-merger Capital Injection or the Post-merger Capital Injection. Goldman Sachs does not express any opinion as to the prices at which shares of the common stock of NEC Electronics will trade at any time.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Exhibit 2: Name and Corporate Logo of the New Company

Exhibit 3: Brief biography of newly appointed President & CEO and Member of the Board

Junshi Yamaguchi

BIRTHDAY

27, November 1950

EDUCATION

1974. 3 Bachelor of Science, engineering, Keio University, Japan

PROFESSIONAL HISTORY

2009 -

President & CEO

2005 -

Executive Vice President and Member of the Board

2004 -

Senior Vice President, Vice President of the Corporate Planning Unit, and General Manager of the Corporate Communications Division

2003 -

Senior Vice President, and Vice President of the Corporate Planning Unit

2002 -

Vice President, Corporate Planning Unit, NEC Electronics Corporation

1993 -

Vice President, Corporate Operations, NEC Electronics Inc. (now NEC Electronics America, Inc.)

1976 -

Joined NEC Corporation

Yasushi Akao

BIRTHDAY

7, August 1954

EDUCATION

1979. 3 Master of Electronics and Electrical Engineering, Keio University, Japan

1977. 3 Bachelor of Technology, Keio University, Japan

PROFESSIONAL HISTORY

2009. 4 -

President, Renesas Technology Corp.

2008. 4 -

Board Director, Executive General Manager of MCU Business Group, Renesas Technology Corp.

2007. 4 -

Board Director, Deputy Executive General Manager of MCU Business Group, Renesas Technology Corp.

2004. 12 -

Managing Officer, Deputy Executive General Manager of System Solution Business Group, Renesas Technology Corp.

2004. 4 -

Managing Officer, General Manager of Corporate Strategy Planning Div., Renesas Technology Corp.

2003. 10	-

Deputy General Manager of Corporate Strategy Planning Div., Renesas Technology Corp.

2003. 4	-

Deputy General Manager of SOC Div. of MCU & SOC Business Unit, Renesas Technology Corp.

1979. 4	-

Joined Hitachi, Ltd.

Exhibit 4: Consolidated financial statements of NEC Electronics and Renesas as of March 31, 2009

Consolidated Balance Sheets

March 31, 2009

	(Unit: ¥1 million)
	NEC Electronics	Renesas
Current assets	227,776	350,304

Cash and cash equivalents	101,279	56,597
Notes and accounts receivable, trade	46,372	112,426
Inventories	63,220	105,309
Other current assets	16,905	75,972
Long-term assets	260,414	332,633

Property, plant, and equipment	216,088	249,054
Other assets	44,326	83,580

Total assets	488,190	682,937

Current liabilities	121,548	358,211

Short-term borrowings and current portion of long-term debt	1,135	178,908
Notes and accounts payable, trade	61,175	93,163
Other current liabilities	59,238	86,139
Long-term liabilities	171,938	147,839

Long-term debt	110,000	100,580
Other	61,938	47,257

Total liabilities	293,486	506,049

Total shareholders’ equity	202,351	180,070

Common stock	85,955	77,000
Additional paid-in capital	242,586	270,503
Accumulated deficit	-126,179	-167,432
Treasury stock, at cost	-11	—
Total valuation and translation adjustments	-12,181	-5,573
Stock subscription rights	67	—
Minor shareholders’ equity	4,467	2,390

Total net assets	194,704	176,888

Total liabilities and net assets	488,190	682,937

Consolidated Statements of Operations

Year Ended March 31, 2009

	(Unit: ¥1 million)
	NEC Electronics	Renesas
Net sales	550,679	702,739
Semiconductor sales	525,944	—
Cost of sales	417,176	664,153

Gross profit	133,503	38,585

Selling, general and administrative expenses	200,311	135,159

Operating income (loss)	-66,808	-96,573

Non-operating income
Interest and dividend income	1,566	1,038
Other non-operating income	1,170	4,299

Total non-operating income	2,736	5,337

Non-operating expenses
Interest expense	124	3,414
Other non-operating expenses	12,383	8,148

Total non-operating expenses	12,507	11,562

	-76,579	-102,799

Special gains
Gains on sales of fixed assets	1,169	3,105
Other special gains	0	402

Total special gains	1,169	3,506

Special losses
Loss on sales of fixed assets	116	511
Impairment loss.	2,014	9,627

Other special losses	13,924	27,225

Total special losses	16,054	37,363

Income (loss) before income taxes and minority interests	-91,464	-136,656

Current income taxes	1,998	-575
Deferred income taxes	-8,283	68,494

Total income taxes	-6,285	67,919

Minority interest in income (loss) of affiliated companies	-117	-1,318

Net income (loss)	-85,062	-203,257

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